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February 4, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Arthur C. Sandel, Office of Structured Finance Michelle Stasny, Office of Structured Finance

Re:	Southern California Edison Company SCE Recovery Funding LLC Registration Statement on Form SF-1 Filed October 26, 2020 File Nos. 333-249674 and 333-249674-01 SEC Comment Letter dated January 25, 2021

Dear Mr. Sandel:

On behalf of Southern California Edison Company (“SCE”) and SCE Recovery Funding LLC (together with SCE, the “Registrants”), we submit via EDGAR for review by the Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 2 (including certain exhibits) (“Amendment No. 2”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”). Amendment No. 2 reflects the Registrants’ responses to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated January 25, 2021 (the “Comment Letter”), and certain other updated information.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrants are shown below each comment. All references to page numbers in the Registrants’ responses are to the page numbers in Amendment No. 2.

General

1.

We note your new disclosure on page 73 regarding the conditions of issuance of additional recovery bonds by SCE Recovery Funding LLC. Please confirm that additional issuances of securities issued by SCE Recovery Funding LLC will be registered on separate registration statements.

Response: The Registrants confirm their understanding that additional issuance of the securities issued by SCE Recovery Funding LLC will be registered on separate registration statements.

2.	Additionally, please update the table of contents of your form of prospectus to include the new section entitled “Conditions of Issuance of Additional Recovery Bonds” that begins on page 73.

Response: In response to the Staff’s comment, the Registrants have updated the table of contents to include the new section entitled “Conditions of Issuance of Additional Recovery Bonds.”

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (628) 231-6803.

Very Truly Yours

By:	/s/ Eric D. Tashman
Eric D. Tashman

cc:	Kevin M. Payne (SCE)

William M. Petmecky III (SCE Recovery Funding LLC)

Natalia Woodward (SCE)

Kathleen Brennan de Jesus, Esq. (SCE)

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